# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nomadar Corp., CIK 0001994214
CUSIP: 65531Y106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5015 Highway 59 N, Marshall, Texas (TX), 75670
Date of event which requires filing of this statement: 10/29/2025
Filed by CIK 0002099083
Persons authorized to receive notices and communications: Manuel Ignacio Diaz Charlo, Sport City Cadiz S.L.,, C/ Portugal, 2. Pol. Ind., El Trocadero, Puerto Real, Spain (U3), 11519, 34 610 666 483

## Reporting persons
- Sport City Cadiz S.L. (CIK 0002099083): type of reporting person: other (OO); citizenship or place of organization: Spain (U3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,398,946; sole dispositive power 0; shared dispositive power 8,398,946; aggregate amount beneficially owned 8,398,946 (66.27% of the class)
  Comment: Based on 12,673,401 shares of Class A common stock, par value $0.000001 per share (the "Common Stock") of Nomadar Corp, a Delaware corporation (the "Issuer") outstanding as of November 20, 2025, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(3), as filed with the U.S. Securities and Exchange Commission (the "Commission") on December 9, 2025.
- Cadiz CF (CIK 0002104122): type of reporting person: other (OO); citizenship or place of organization: Spain (U3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,398,946; sole dispositive power 0; shared dispositive power 8,398,946; aggregate amount beneficially owned 8,398,946 (66.27% of the class)
  Comment: Based on 12,673,401 shares of Common Stock outstanding as of November 20, 2025, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(3), as filed with the Commission on December 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Nomadar Corp.
Address of issuer's principal executive offices: 5015 Highway 59 N, Marshall, Texas (TX), 75670

## Item 2. Identity and Background
Name of person filing:
(i) Sport City Cadiz S.L. ("Sportech"). Sportech is the majority stockholder of the Issuer. Sportech is a wholly-owned subsidiary of Cadiz Club de Futbol, S.A.D., a Spanish professional soccer club based in Cadiz, Andalusia ("Cadiz CF") that competes in Campeonato Nacional de Liga de Segunda Division, better known as the Segunda Division ("Segunda Division") of Liga Nacional de Futbol Profesional, better known as La Liga ("La Liga").

(ii) Cadiz CF.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
(i) Sportech: C/ Portugal, 2. Pol. Ind. El Trocadero, Puerto Real, 11519 (Cadiz - Spain)

(ii) Cadiz CF: Plaza de Madrid, s/n, Cadiz, 11010 (Cadiz - Spain)
Present principal occupation or employment: See Item 2(a)
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover page for each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(i) Sportech: Between August 2023 and March 2024, the Issuer issued Sportech an aggregate of 6,972,578 shares of common stock, at a price of $0.01 per share, after taking into account the Issuer's 1-for-2 reverse stock split and permitted transfers from Sportech to certain individuals. On November 20, 2025, the Issuer issued Sportech 260,433 shares of common stock, pursuant to a capital contribution agreement dated November 1, 2024, as amended June 12, 2025, by and between the Issuer and Sportech, at a price of $8.68 per share.

(ii) Cadiz CF: On June 12, 2025, the Issuer issued Cadiz CF 750,000 shares of common stock in connection with the entry into an assignment agreement at a stated value of $10.00 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer reported herein for investment purposes. The Reporting Persons intend to evaluate such investments in the Issuer and their options with respect to such investments on an ongoing basis.

The Reporting Persons may acquire additional shares of common stock and/or other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held or beneficially owned by them at any time.

From time to time, the Reporting Persons may engage in discussions with the Issuer's Board of Directors and/or members of the Issuer's management team concerning, without limitation, the business, operations, capital structure, governance, management and strategy of the Issuer, potential business combinations and strategic alternatives, and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D. Rafael Contreras, the Chief Executive Officer and Co-Chair of the Board of Directors of the Issuer is Executive Vice President of Cadiz CF. Manuel Vizcaino, Co-Chair of the Board of Directors of the Issuer is the President of Cadiz CF.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 12,673,401 shares of common stock outstanding as of November 20, 2025, as reported in the Issuers prospectus filed pursuant to Rule 424(b)(3), as filed with the Commission on December 9, 2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the shares of common stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of common stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Item 3 above.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information regarding the capital contribution agreement and the assignment agreement in Item 3 is incorporated by reference into this Item 6.

On January 26, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons, dated January 26, 2026.

Exhibit 99.2: Binding Capital Contribution Agreement / Carta de Compromiso de Contribucion de Capital, between Sport City Cadiz, S.L. and Nomadar Corp., dated November 1, 2024

Exhibit 99.3: Addendum to Binding Capital Contribution Agreement / Carta de Compromiso de Contribucion de Capital, between Sport City Cadiz, S.L. and Nomadar Corp., dated June 12, 2025

Exhibit 99.4: Assignment Agreement by and among Nomadar Corp., Cadiz CF S.A.D, and Sport City Cadiz S.L., dated June 12, 2025

## Signatures
- Sport City Cadiz S.L.: /s/ Manuel Ignacio Diaz Charlo, Manuel Ignacio Diaz Charlo, General Manager (03/03/2026)
- Cadiz CF: /s/ Manuel Vizcaino Fernandez, Manuel Vizcaino Fernandez, President (03/03/2026)